FILED PURSUANT TO RULE 424 (B)(3)
REGISTRATION NO. 333-223706

AXA Equitable Life Insurance Company

Supplement Dated September 30, 2019 to Prospectus Dated September 30, 2019 for COIL Institutional SeriesSM

This Supplement relates to an additional investment option under our COIL Institutional SeriesSM policies (“your policy”). You should read this Supplement in conjunction with the Policy Prospectus and retain it for future reference. The Market Stabilizer Option® (“MSO”) is available for investment under your policy, if you have received this Supplement. Any amount that you decide to invest in the MSO would be invested in one of the “Segments” of the MSO, each of which has a limited duration (a “Segment Term”). Amounts invested in an MSO Segment may be credited with positive or negative interest based, in part, on the performance of the S&P 500 Price Return Index during the Segment term.

The purpose of this Supplement is solely to add to your base Policy Prospectus (“Your Policy Prospectus”) a very limited amount of information about the MSO. Much more complete information about the MSO is contained in a separate Market Stabilizer Option® prospectus (“MSO Prospectus”) dated May 1, 2019. All of the information in Your Policy Prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to Your Policy Prospectus) or in the MSO Prospectus. As they are not features of your policy, please disregard all references to the paid-up death benefit guarantee and the Extended No Lapse Guarantee in the MSO Prospectus.

Accordingly, you should read this Supplement in conjunction with Your Policy Prospectus (and any other supplements thereto) and the MSO Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group at 1-800-947-3598.

No Transfer Charges in Connection with MSO

Although we generally reserve the right to impose up to a $25 charge for each transfer, we will never exercise these rights with respect to any transfers into, or out of, the MSO. The following transfers are not subject to the $25 guaranteed maximum charge:

•	Transfers of the Segment Maturity Value to the variable investment options, guaranteed interest option (“GIO”; also referred to as the “Guaranteed Interest Account”) or to the MSO Holding Account;

•	Transfers from the MSO Holding Account into a new Segment or any variable investment option;

•	Transfers from the variable investment options (also referred to as “investment portfolios”) to the Unloaned GIO to meet the Charge Reserve Amount requirement.

Charges for the MSO

If you allocate any of your policy account value to the MSO, several types of charges or deductions would or could result. To reflect these, the following items are added to the chart entitled “Periodic charges other than underlying trust portfolio operating expenses” in Your Policy Prospectus:

Optional rider charges	When charge is deducted	Maximum amount that may be deducted
Market Stabilizer Option® (MSO)(1)

MSO Variable Index Benefit Charge	Upon allocation to MSO Segment	0.75% of policy account value allocated

MSO Variable Index Segment Account Charge	Monthly (during any MSO Segment Term)	Annual % of your Segment Account Value 1.65%(2)

MSO loan spread	On each policy anniversary (or on loan termination, if earlier)	2% for New York policies 5% for all other policies(3)

MSO Early Distribution Adjustment	On surrender or other distribution (including loan) from an MSO Segment before the Segment Term’s end	75% of Segment Account Value(4)
(1)

Please refer to the MSO Prospectus for information about the MSO and related charges and deductions, as well as the meaning of special terms that are relevant to the MSO (such as “Segment,” “Segment Term,” “Segment Start Date,” “Segment Account Value,” “Segment Distribution Value” and “Early Distribution Adjustment.”)

(2)	Currently we deduct this charge at a 0.40% annual rate, rather than at the maximum rate shown.
(3)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(4)

The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. The maximum amount of the adjustment would occur if there is a total distribution at a time when that index had declined to zero. Please refer to the MSO Prospectus for more information about the index and Early Distribution Adjustment.

EVM 08 (9/19)	Catalog No. 159989 (9/19)
New Biz/COIL	#742886

Your policy’s mortality and expense risk charge is deducted on a monthly basis and also applies to the Segment Account Value or any amounts held in the MSO Holding Account.

How we allocate charges among your investment options

If you allocate any policy account value to the MSO, our procedures for allocating the policy’s monthly deductions among the investment options you are invested in is significantly different than in the absence of the MSO. Accordingly, the following is added at the end of the section entitled “How we allocate charges among your investment options” in “Risk/benefit summary: Charges and expenses you will pay” in Your Policy Prospectus:

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under the MSO. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy’s Unloaned GIO. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any Segment.) The Charge Reserve Amount at the beginning of any Segment Term is an estimated amount projected to be sufficient to cover monthly deductions under your policy (including, but not limited to, charges for the MSO and any optional riders) for the Segment Term. You will not be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet the Charge Reserve Amount requirements. Instead any such transfers, if necessary, will be made proportionately from your investment options.

While any of your policy account value is invested in any Segment, we will take all of your policy’s monthly deductions (including, but not limited to, the monthly deductions under the MSO and optional riders) solely from the Unloaned GIO, rather than from the investment options from which those charges otherwise might be deducted. If you have insufficient policy account value in the Unloaned GIO to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account Values. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction proportionately, based on the current Segment Distribution Values, from any Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment.

If we have to make any distribution from a Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there will generally be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which would usually reduce your policy values, in many cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in investment options other than the MSO are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.

Please refer to the MSO Prospectus for detailed information about the above procedures.

Investment options within your policy

The MSO is available as an investment option under your policy. The MSO is described in a separate Prospectus. If you choose to allocate to the MSO, you are permitted to allocate up to 50% of any premium or loan repayment to the MSO Holding Account. Any requested transfer of funds to the MSO will be declined if the requested transfer of funds would result in more than 50% of your unloaned Policy Account Value being in the MSO Holding Account and any Segments.

You can increase or decrease your insurance coverage

Increases. If you request a face amount increase during a Segment Term, we will recalculate the Charge Reserve Amount and require that such amount be available in the unloaned portion of the guaranteed interest option on the effective date of the increase. For such increase, the Charge Reserve Amount will be determined as an amount projected to be sufficient to cover all monthly deductions based on the current face amount for the policy and any Integrated Term Insurance Rider during the longest remaining Segment Term on the effective date of the increase, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against your policy account value and that no further policy changes or additional premium payments are made.

Any necessary transfers to supplement the amount in the unloaned portion of the guaranteed interest option in order to meet the requirement of such Charge Reserve Amount will take effect on the effective date of the face amount increase. There will be no charge for this transfer. Any such transfer from your value in the variable investment options, including the value in the MSO Holding Account to meet this requirement, will be made proportionately from any value in the MSO Holding Account and your values in the other variable investment options. If your values in the variable investment options, including the value in the MSO Holding Account and the unloaned portion of the guaranteed interest option are insufficient to cover the Charge Reserve Amount, we will decline your request to increase the face amount.

Decreases. If you request a face amount decrease during a Segment Term, the decrease is effective on the monthly anniversary date. If that coincides with a Segment Start Date, the Charge Reserve amount will be recalculated on that date, otherwise the Charge Reserve Amount is recalculated at the next Segment Start Date. For such decrease, the Charge Reserve Amount will be determined as an amount projected to be sufficient to cover all monthly deductions based on the current face amount for the policy and any Integrated Term Insurance Rider during the longest remaining Segment Term on the effective date of the increase, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against your policy account value and that no further policy changes or additional premium payments are made.

Transferring your money among our investment options

Transfers you can make

We will transfer amounts to and from your values in our unloaned guaranteed interest option, the variable investment options and the MSO Holding Account based on your instructions and subject to our transfer rules described in the Prospectus.

In no event will we transfer more than your unloaned value in the guaranteed interest option, excluding any remaining Charge Reserve Amount.

The maximum amount that you may transfer to the MSO Holding Account is 50% of your policy account value. Any requested transfer of funds to the MSO will be declined if the requested transfer of funds would result in more than 50% of your unloaned Policy Account Value being in the MSO Holding Account and any Segments. A requested transfer out of an existing Segment in the MSO will not be permitted prior to the Segment Maturity Date.

Accessing your money

Borrowing from your policy

If you allocate your policy account value to the MSO with a Segment in effect, you can still borrow from your policy, however, the loan will be allocated as follows:

•

We will first deduct as much of the loan as possible proportionately from any value in the MSO Holding Account, your values in the other variable investment options and the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount).

•

If your values in the MSO Holding Account, your variable investment option and the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount), are insufficient to cover the amount of the loan, we will then deduct any remaining amount of the loan from the individual Segments then in effect on a proportionate basis, based on the current Segment Values of the Segments.

•

If your values in the MSO Holding Account, your variable investment options, the unloaned guaranteed interest option (excluding any remaining Charge Reserve Amount), and the Segment Values are still insufficient to cover the entire loan, the remaining amount of the loan will be allocated to the unloaned portion of our guaranteed interest option (including any remaining Charge Reserve Amount).

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated as follows:.

•	We will first deduct as much of the loan interest as possible from the unloaned portion of the guaranteed interest option.

•	We will then take as much of the loan interest as possible proportionately from any value in the variable investment options and the MSO Holding Account.

•

If your values in the unloaned portion of the guaranteed interest option, variable investment options and the MSO Holding Account are insufficient to cover the loan interest, the remaining amount will be allocated to any Segments then in effect on a proportionate basis, based on the Current Segment Values of Such Segments.

Any portion of a loan or unpaid loan interest allocated to an individual Segment will cause a corresponding Segment Market Value Adjustment of the Segment Account.

The amount of any loan that we deduct from a Segment will be transferred to the loaned portion of our guaranteed interest option.

Paying off your loan.

You can repay all or part of your loan at any time while the insured person is alive and your policy is in force. If you allocate policy account value to the MSO, on each policy anniversary, and at any time you repay all of the policy loan, we will allocate the interest that has been credited to the loaned portion of the guaranteed interest option to the variable investment options, including the MSO Holding Account, and the unloaned portion of our guaranteed interest option in accordance with your premium allocation percentages on file with us.

All loan repayments will first reduce any portion of your outstanding loan, including any unpaid loan interest, which was deducted from any MSO Segment. Loan repayments will first be allocated to the guaranteed interest option until you have repaid any loaned amounts that were allocated to the guaranteed interest option. Any portion of an additional loan repayment allocated to the MSO Segment on the basis of the premium allocation percentages then in effect will be transferred from your value in the loaned portion of the guaranteed interest option to the MSO Holding Account.

Making withdrawals from your policy

Partial Withdrawal. A requested partial withdrawal from a Segment will not be permitted prior to the Segment Maturity Date. In accordance with your policy, including the Integrated Term Rider, you may make a partial withdrawal from your values in (a) the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount if a Segment is in effect); and (b) any variable investment option, (including the MSO Holding Account). However, if a Segment is in effect, the amount which would otherwise be available to you for a partial withdrawal of net policy account value will be reduced by the sum of your Segment Values and any remaining Charge Reserve Amount. We will make the partial withdrawal on a proportionate basis from any value in the MSO Holding Account, your values in the variable investment options and the unloaned value in the guaranteed interest option (excluding any remaining Charge Reserve Amount).

Impact of MSO Election on Other Policy Riders and Services

If you elect to allocate any policy account value to the MSO, the following riders and services under your policy may be impacted.

Asset Rebalancing Service

If you are invested in MSO, you may also elect the Asset Rebalancing Service. However, any amounts allocated to the MSO will not be included in the rebalance transactions. The investment options available to your Asset Rebalancing Service do not include the MSO Holding Account or Segments.

Policy Continuation Rider

We will include all Segment Values in determining both your eligibility to go on Policy Continuation and your Policy Continuation Charge. If you elect to exercise the Policy Continuation Rider, if available with your policy, all Segments will be terminated subject to an Early Distribution Adjustment. You should carefully consider going on Policy Continuation if you have amounts invested in MSO, as you will forfeit any positive index performance and be subject to a market value adjustment with respect to these amounts.

More information about policy features and benefits

Your right to cancel within a certain number of days (For allocations to the MSO)

Please refer to Your Policy Prospectus for more information regarding your right to cancel your policy within a certain number of days and the Investment Start Date, which is the business day your investment first begins to earn a return for you. However, the Policy Prospectus provisions that address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In states where the Company is required to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. On the later of the first business day following the end of the free look period and the business day the Delivery Receipt is received in our Administrative Office, we will reallocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in the MSO Prospectus. Your financial professional can provide further information on what requirements may apply to your policy.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain until the later of the first business day following the end of the free look period and the business day the Delivery Receipt is received in our Administrative Office. Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in the MSO Prospectus.

More information about other matters

When we pay policy proceeds

Delay of Segment proceeds. We may not be able to obtain the value of the assets in the MSO Holding Account or Segment Accounts if (1) the New York Stock Exchange is closed for trading; (2) the Securities and Exchange Commission has determined that a state of emergency exists that may make determination and payment impractical; or (3) the Index Value is not published. During such times, we may defer the following payments from the Segments:

1.	Determination and payment of policy loans and partial withdrawals (except when used to pay premiums to us);

2.	Determination and payment of any death benefit in excess of the base policy face amount and the face amount of the Integrated Term Insurance Rider, if applicable.

3.	Determination and payment of Net Cash Surrender Value pursuant to cancellation or surrender of the base policy;

4.	Determination of the Segment values; and

5.	Any requested transfer.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

Copyright 2019 AXA Equitable Life Insurance Company. All rights reserved.

COIL Institutional SeriesSM is issued by

and is a registered trademark of AXA Equitable Life Insurance Company.

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